UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 29, 2012

Commission File Number: 001-32328

Mechel OAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125993 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MECHEL ANNOUNCES RESULTS OF ITS ANNUAL
GENERAL SHAREHOLDERS’ MEETING

Moscow, Russia — June 29, 2012 – Mechel OAO (NYSE: MTL), one of the leading
Russian mining and metals companies, announces that its Annual General
Shareholders’ Meeting was held on June 29, 2012.
The following key resolutions were adopted by shareholders at the meeting:

• To pay dividends of 8.06 rubles per one ordinary share (approximately $0.27 per ADR*). The payment is due to be made by bank transfer in less than 60 days since the decision to pay was made.
• To pay a dividend of 31.28 rubles per one preferred share (approximately $1.05 per one preferred share and approximately $0.52 per one preferred ADR*). The payment is due to be made by bank transfer in less than 60 days since the decision to pay was made.
• To allocate profit from past years as follows:
- dividend payment of placed Company’s ordinary shares – 3,355,142,204.7 rubles
(about $112,560,335.64*)
- dividend payment of placed Company’s privileged shares – 4,340,316,301.2 rubles (about $145,611,550.82*)
• To elect the following people to Mechel’s Board of Directors:
1. Arthur David Johnson;
2. Vladimir Gusev;
3. Alexander Yevtushenko;
4. Igor Zyuzin;
5. Igor Kozhukhovsky;
6. Yevgeny Mikhel;
7. Valentin Proskurnya;
8. Roger Ian Gale;
9. Viktor Trigubko.
The number of the Board’s members remained the same as last year. Viktor
Trigubko has replaced Serafim Kolpakov as member of the Board of Directors.
• To approve the Company’s Annual Report for 2011.
• To approve the Company’s Annual Financial Statements inclusive of the Income
Statement (Profit and Loss Accounts) for 2011.
• To elect the following people to Mechel OAO’s audit committee:
1. Yelena Pavlovskaya-Mokhnatkina;
2. Natalya Mikhailova;
3. Andrey Stepanov.
• To appoint Energy Consulting/Audit ZAO as the auditor of Mechel OAO (Moscow).
• To approve the revised Bylaw on rewards to the members of Mechel OAO’s Board of Directors and compensation of expenses incurred by them while performing the functions of members of the Board of Directors.
* Based upon the Russian Central Bank exchange rate of 29.8075 RUR/$ as of the date of the Board of Directors’ recommendation to the General Shareholders’
Meeting on making a decision on dividend payment (May 6, 2012).

***
Mechel OAO
Maria Kolmogorova
Tel: + 7 495 221 88 88
maria.kolmogorova@mechel.com

***
Mechel is one of the leading Russian companies. Its business includes four segments: mining, steel, ferroalloy and power. Mechel unites producers of coal, iron ore concentrate, nickel, ferrochrome, ferrosilicon, steel, rolled products, hardware, heat and electric power. Mechel products are marketed domestically and internationally.
***
Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned
“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our
Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel OAO

Date: June 29, 2012	By:	Yevgeny V. Mikhel
	Name:	Yevgeny V. Mikhel
	Title:	CEO